QuickLinks -- Click here to rapidly navigate through this document
Filed by Pharmacopeia, Inc. This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934, as amended. Subject Company: Pharmacopeia, Inc. Registration No.: 333-70740

FORM OF POWERPOINT PRESENTATION

August 22, 2001
Pharmacopeia and Eos to Merge

Pharmacopeia: Key Facts

  •
  Annual revenues ~ $119 m

  •
  750 employees

  •
  3 major centers of excellence

  •
  Key competencies

  —
  Chemistry

  •
  combinatorial & medicinal

    —
    Biology

    •
    Ultra- & high throughput screening

    •
    in-vitro  pharmacology

    —
    Software

    •
    Molecular modeling

    •
    Simulation

    •
    Cheminformatics

    •
    Bioinformatics

    •
    Enterprise consulting

Centers of Excellence:

  •
  Princeton, NJ (Corporate HQ)

  •
  San Diego, CA

  •
  Cambridge, UK

Technology Centers:

  •
  Madison, WI

  •
  Leeds, UK

Regional Sales/Support:

  •
  Tokyo, Japan

  •
  Burlington, MA

  •
  Paris, France

  •
  Munich, Germany

Pharmacopeia Annual Revenue Growth

Software

Our Opportunity: Challenges Facing R&D

Accelrys Bioinformatics

  18 years of bioinformatics leadership

    —
    GCG Wisconsin Package

  A market leader for:

    —
    DNA analysis, annotation & reporting

    —
    Secure enterprise-wide data management

    —
    Access to core discovery databases

    —
    Multi-platform servers and desktop clients

Accelrys Life Science Simulation

  •
  15 years as a leading software provider

  —
  Structural biology

  —
  Rational drug design

  —
  Cerius(2), Catalyst, Insight II, Quanta

  •
  Integrated project management & modeling

  —
  Target identification

  —
  Target characterization

  —
  Lead definition

  —
  Lead optimization

  —
  Candidate evaluation

Accelrys Cheminformatics

  Technology, tools, data content

    —
    Enterprise-wide data management

    •
    biology and chemistry

    —
    Scientist's desktop

    •
    databases and analysis tools

    —
    Chemistry-enabled productivity tools

    —
    Decision support and analysis

    •
    line-of-business

    •
    workflow focus

Accelrys Consulting Services

  Innovative Custom Solutions

    —
    Applications development

    —
    Connectivity with 3rd parties

  Enterprise-wide Systems Integration

    —
    Data and Information Workflow

    —
    Knowledge Management

    —
    Decision Support

Drug Discovery

Drug Discovery—Scientific Strengths

  •
  Proprietary combinatorial chemistry

  —
  ECLiPS™

  •
  Medicinal chemistry

  •
  Biology

  —
  molecular biology expertise

  —
  novel assay development

  —
  ultra high-throughput screening

  —
  secondary assays

  —
  in vitro  pharmacology

  •
  In silico  predictive tools

  —
  absorption, solubility, stability

  —
  blood brain barrier penetration

Breadth of Experience

  •
  7 million novel, drug-like compounds

  •
  Programs against ~70 targets

  —
  milestones/royalties

  •
  Success with challenging targets

  •
  Highly successful initial lead identification

  —
  >60% success rate finding sub-micromolar hits

  •
  Highly successful optimization results

  —
  >80% success rate at optimizing lead compounds

  •
  Multiple programs poised for clinical development

Success

Internal Programs

Program	Indication

• alphavbeta3	Cancer
• C-Met Kinase	Cancer
• Src Kinase	Cancer/Inflammation
• Jak 3	Cancer/Inflammation
• Galanin agonists	Cognition
• HSD	Diabetes
• IKKbeta	Diabetes
• Bradykinin B1	Pain
• ORL-1 antagonists	Pain
• IP receptor	Pain

An excellent complement

A Powerful Combination

Genomics + Biology + Chemistry

Eos Overview

  •
  Privately-held

  •
  85 Employees

  —
  34 Doctorates

  —
  15 Bioinformaticists

  —
  Biologists, chemists, physicians

  •
  31,000 ft(2) in SSF, CA

  •
  $40 million cash

Eos Highlights

  •
  Leveraging the genome to therapeutics

  •
  Unique genomics toolset with proprietary targets

  •
  Rapid development of therapeutic antibodies

  •
  Retained rights to small molecule targets

  •
  Experienced management team

New Paradigm in Target Validation

  •
  Identify pathogenic cell

  •
  Identify cell-specific mRNAs

  •
  Identify cell surface proteins

  •
  Attack culprit cell via target

  —
  disrupt function with naked MAb

  —
  deliver payload via MAb

Gene Expression Toolset—Eos Hu03

  •
  >93% expressed genome

  •
  Single GeneChip(R) array

  •
  Proprietary Eos design

  •
  Affymetrix custom manufacturing

Completed and Active Programs

  Cancers

    —
    Breast

    —
    Colo-rectal

    —
    Prostate

    —
    Lung

    —
    Bladder

    —
    Ovarian

    —
    Head and neck

    —
    Cervical

    —
    Melanoma

    —
    Uterine

    —
    Renal

    —
    Glioblastoma

    —
    Stomach

  Angiogenesis

    —
    Proprietary Model System

Therapeutic Antibody Pipeline

Eos Target Pipeline

	Total MAb Targets	G- Protein Coupled Receptor	Transporter/ Ion Channel	Protease/ Protease inhibitor	Growth factor/growth receptor	Other TM and secreted	Novel unknown structure
Angiogenesis	8	2	1	2	1	1	0
Breast Cancer	27	0	2	2	4	14	5
Colon Cancer	5	0	0	1	1	3	0
Prostate Cancer	24	2	10	3	0	6	3
Lung Cancer	13	1	3	1	2	6	0
Ovarian Cancer	6	3	0	0	1	2	0
Bladder Cancer	7	1	0	1	0	2	3
TOTAL	90	9	16	10	9	35	11

Collaborators

  DNA vaccine targets for cancer

  Antibody targets for breast cancer

  Phage display of HuMAb antibodies

  HuMAb mice & co-development

  Linker & payload technologies

Combined Company

What new can we do together ?

  •
  Discover & develop our own therapeutics

  —
  Antibodies

  —
  Small molecule drugs

  —
  In-license clinical stage therapeutic candidates

  •
  Partner Rx candidates, retain part ownership

  —
  Disease-specific collaborations

  —
  Antibodies plus  drugs for novel targets

  —
  Therapeutic candidates with clinical and-or pre-clinical data

  •
  Expand Accelrys' offerings

  —
  Proprietary content & software—complete genome expression

  —
  Genomic knowledge-base

Milestones—12 months

  •
  File IND—therapeutic antibody for anti-angiogenesis

  •
  Begin manufacturing 2 additional antibody candidates

  •
  Partners file 2 INDs—partnered small molecules

  •
  Further development of internal small molecule pipeline

  •
  Identify 2 new small molecule leads for Eos targets

  •
  Sign collaboration involving targets, MABs, and NCEs

  •
  Launch human gene expression database through Accelrys

  •
  Grow Accelrys revenue 20%

  •
  Optimize value of software and drug discovery businesses

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, INC. ("EOS") WHEN IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. Security holders may receive a free copy of the proxy statement/prospectus, as well as other related documents filed by Pharmacopeia, at the Commission's Web site, http://www.sec.gov. In addition, copies of documents filed with the Commission by Pharmacopeia can be obtained, without charge, by directing a request to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

Pharmacopeia and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Pharmacopeia's stockholders to approve the proposed acquisition of Eos. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Pharmacopeia. A detailed list of the names, affiliations and interests of the participants in the solicitation will be set forth in the proxy statement/prospectus referenced above.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward- looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Securities and Exchange Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

######

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, INC. ("EOS") WHEN IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. Security holders may receive a free copy of the proxy statement/prospectus, as well as other related documents filed by Pharmacopeia, at the Securities and Exchange Commission's (the "SEC") Web site, http://www.sec.gov. In addition, copies of documents filed with the SEC by Pharmacopeia can be obtained, without charge, by directing a request to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

Pharmacopeia and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Pharmacopeia's stockholders to approve the proposed acquisition of Eos. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Pharmacopeia. A detailed list of the names, affiliations and interests of the participants in the solicitation will be set forth in the proxy statement/prospectus referenced above.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward- looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the SEC, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

QuickLinks

FORM OF POWERPOINT PRESENTATION
August 22, 2001 Pharmacopeia and Eos to Merge
Pharmacopeia Annual Revenue Growth
Software
Our Opportunity: Challenges Facing R&D
Drug Discovery
Genomics + Biology + Chemistry